UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63457 / December 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14087

In the Matter of
 	
Andain, Inc.,
Aquest Minerals Corp. (n/k/a
  Anderson Energy Ltd.),
Ariel Resources, Ltd.,
Asensia, Inc.,
ATG, Inc.,
Audre Recognition Systems, Inc.
  (a/k/a eXtr@ct, Inc.)
Axis.Com, Inc., and
Aztek Technologies, Inc. (n/k/a
  Aztek Resource Development, Inc.),
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AQUEST MINERALS CORP. (n/k/a ANDERSON ENERGY LTD.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.) ("Anderson Energy" or "Respondent")[1] pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of

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[1] Effective September 1, 2005, Anderson Energy Ltd. acquired Aquest Energy Ltd. ("Aquest Energy"), an Alberta corporation. Anderson Energy was amalgamated with and into Aquest Energy on January 1, 2006, pursuant to statutory amalgamation rules under the Alberta Business Corporations Act. Aquest Energy, on March 31, 2004, had acquired and amalgamated with Lexoil Incorporated. Aquest Energy was the successor to Aquest Explorations Ltd. ("Explorations") and Explorations was the successor to Aquest Minerals Corp. Pursuant to these transactions, and by January 1, 2006, Aquest Energy, and each of its predecessors, had ceased to exist as separate legal entities. For this reason, Anderson Energy is the correct successor to Respondent Aquest Minerals Corp.

settlement of these proceedings initiated against Respondent on October 7, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[2]:

   1.   Respondent (CIK No. 1043455) was a British Columbia corporation located in Vancouver, British Columbia, Canada. At all times relevant to this proceeding, the securities of Respondent have been registered under Exchange Act Section 12(g).

   2.   Respondent has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[2]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.) ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.)
c/o Ms. M. Darlene Wong, CFO
700 Selkirk House
555 - 4th Avenue SW
Calgary, Alberta T2P 3E7
Canada

Walter G. Ricciardi, Esq.
Paul Weiss
1285 Avenue of the Americas
New York, NY 10019-6064
(Counsel for Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.))